StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

July 29, 2009

Via Edgar

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance
United States Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549
USA

Dear Mr. Skinner,

Thank you for your letter dated June 17, 2009 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”) of StatoilHydro ASA (“StatoilHydro” or the “Company”) filed on March 24, 2009 (File Number 001-15200).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of StatoilHydro is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of StatoilHydro and therefore is not submitted on a confidential basis.

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold text, and have provided our responses immediately following the comment.

Form 20-F Filed March 24, 2009

Note 8.1.2 Significant accounting policies, page 199

1.

Please provide disclosures pursuant to Staff Accounting Bulletin 74 (Topic 11:M) with respect to the Commission’s Release on Modernization of Oil and Gas Reporting (http://www.sec.gov/rules/final/2008/33-8995.pdf) or otherwise explain to us why you do not believe this disclosure is necessary.

Company	Main address	Office address	Telephone	Internet
StatoilHydro ASA The Register of Business Enterprises NO 923 609 016 MVA	NO-4035 STAVANGER Norway	Forusbeen 50 Forus 4033 Stavanger	+47 51 99 00 00 Telefax +47 51 99 00 50	www.statoilhydro.com

StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

In considering the information to be provided concerning the Commission’s Release on Modernization of Oil and Gas Reporting (“modernization rules”), we have evaluated the likely impact the modernization rules would have on our Consolidated financial statements in light of the requirements of Staff Accounting Bulletin 74 (Topic 11:M) to apply disclosure guidance unless the impact of the change on the financial position and results of operations is not expected to be material.

Our reserves portfolio is still heavily dominated by the reserves located on the Norwegian Continental Shelf in mature, producing fields where estimates are based on actual production performance. For such fields, we believe the modernization rules will have an immaterial effect. Further due to the stage of development for our North American Oil Sands activity in Canada and our Marcellus shale gas project in the USA, proved reserves will not be significantly impacted when applying the Commission’s modernization rules. Accordingly we do not expect the modernization rules to have a material impact on our reserves or our unit of production depreciation and amortization in our financial statements in the year of adoption.

Therefore, no disclosure under Staff accounting Bulletin 74 (Topic 11:M) was required since we concluded that the impact of the modernization rules on our reserve disclosures, estimates and our accounting policies in our financial statements would not be material.

Note 8.1.4 Significant acquisitions and dispositions, page 210

2.

We note you recorded a NOK 1.1 billion, net of tax gain in 2008 as a result of the transformation of the Sincor project into the incorporated joint venture Petrocedeño, S.A. Please tell us the amount of consideration you received and clarify the nature of the transaction whereby your ownership interest was reduced. In this manner, please tell us if the terms of the agreement were negotiated in a bilateral or unilateral manner. In addition, please tell us how the recognition of a gain reflects the substance of this transaction. Refer to IAS 31 or reference the pronouncement under IFRS you relied upon with respect to the related accounting.

The consideration received for StatoilHydro’s reduced 5.323 % share of the Sincor project was [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

The transaction was a result of a Venezuelan Decree-Law for Migration, enacted on 26 February 2007, mandating the transformation of Sincor, and other oil projects, into incorporated joint ventures with majority participation by the Venezuelan state of 60% (“mixed companies”). The decree provided for a transfer of operations and a Memorandum of Understanding (“MoU”) for such a handover of Sincor was signed on 25 April 2007 between the Venezuelan state’s wholly owned company PDVSA, Total, StatoilHydro and MENPET. During 2007, a negotiation process occurred covering the compensation to be received for the dilution of our participating interest, including basis and methodology for

StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

valuation and terms of payment, as well as the governance structure for the mixed company. StatoilHydro agreed to cash-compensation of [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] (the nature and terms of the compensation differed for the partners). On 26 June 2007, a further MoU, among the same parties, was signed to evidence compliance with Article 4 of the Decree-Law for Migration. The MoU included the agreed upon terms and conditions for 1) participating in the new mixed company and 2) the constitution and function of mixed company in the form of an initialled draft conversion contract subject to approval by the Venezuelan National Assembly.

On 2 October 2007 the Venezuelan National Assembly authorized the agreements made by MENPET for 1) the incorporation of the new mixed company to be named PetroCedeño S.A., and 2) the agreed upon terms and conditions including both the governance structure and compensation for dilution of the participating interests of the partners. The ownership participation was set at a 60 per cent share for Corporatión Venezolana del Petróleo, S.A. (CVP), a wholly-owned subsidiary of PDVSA, a 30.323 per cent share for Total and a 9.677 per cent share for StatoilHydro. On 9 October 2007 the “Law on Effects of the Process of Migration to Mixed Companies of the Association Agreements of the Orinoco Belt,” as well as the “Exploration-at-risk and Profit-Sharing Agreements” was enacted which terminated the Sincor Association Agreement on 10 January 2008.

The implementation of a mixed company structure was unilateral based on the enacted law. However, there was substance to the negotiations of the agreement and the future governing structure of the mixed company and these negotiations were bilateral in nature.

StatoilHydro accounted for its share of the jointly controlled assets of Sincor under IAS 31.18.-.23. IAS 31 does not provide specific guidance on the treatment of a reduction of interest in jointly controlled assets. As such, we determined the most appropriate guidance to be under IAS 16; Property, Plant and Equipment.

StatoilHydro’s recognition of an accounting gain is based on the provisions in IAS 16.67-72 on derecognition. We considered that the 5.323% interest reduction in the Sincor project should be derecognised on the basis of the provisions in IAS 16, par. 67. The consideration received exceeded StatoilHydro’s carrying amount for the 5.323 % share in the Sincor project net assets. The Venezuelan authorities declared this transaction tax free. Therefore, the gain also included a reversal of a previously recorded tax provision of NOK 0.5 billion.

Note 8.1.26 Other Commitments and contingencies, page 244

3.

We note your disclosure on page 245, related to a dispute concerning the construction of new facilities for the Åsgard development at the Kårstø Terminal, that “On the basis of the declaration, the MPE on 29 April 2008 issued a writ involving a multi-component compensation claim, the aggregate principal exposure of which for StatoilHydro approximates between NOK 4 and 7 billion after tax. In November 2008 ExxonMobil, the final Åsgard partner at the time of the original dispute, has issued a similar writ with a compensation claim approximating an estimate exposure of up to NOK 1 billion after tax. StatoilHydro rejects both claims.” Please explain to us in greater detail the basis for your rejection of both claims and how you have analyzed the claims under the guidance of IAS 37.

StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

The original dispute dates back to 1999 when certain Åsgard Partners (“Åsgard partners”), claimed that the company as the operator of the Åsgard field had built more extensive facilities at the Kårstø Terminal than was required for the landing of the gas from the Åsgard field and therefore had charged higher costs to the partners in the Åsgard field than those agreed. The declarations state that if the company agreed to provide compensation to the Åsgard partners, then both the MPE and ExxonMobil (the “Plaintiffs”), both being partners in the Åsgard field but not party to the original dispute, shall receive compensation similar to the compensation given to the other Åsgard Partners. The company agreed to out-of-court settlements with the Åsgard partners in 2002 and 2004. Thereafter the Company and the Åsgard partners entered into purchase agreements for ownership interests in the Mikkel-fields from the Company. Both the Åsgard field and the Mikkel field form part of the Haltenbanken area (the “Area”).

The Plaintiffs argue that the Åsgard partners received compensation in connection with the dispute in the form of these purchase agreements for ownership interests in the Mikkel-fields. Based on this, the Plaintiffs claim to be entitled to receive (on similar terms to the Åsgard partners) ownership interests to the Mikkel-fields including a net return on the ownership interests from 2002.

The company rejects the claims of both MPE and ExxonMobil, as there is no basis in either of the declarations for compensation in the form of ownership interests in the fields. Furthermore, it is the company’s opinion, that 1) the settlements made with the Åsgard partners were not compensation for the Åsgard claim related to the cost dispute but agreements made on purely commercial terms aimed at balancing the ownership interests in the Area to facilitate a optimal field development plan; and 2) to the extent a court determines any claim is valid, it would be (i) limited to the proportionate part of the cost claimed from the Åsgard Partners in the original dispute and (ii) reflect the benefit that the Plaintiffs enjoy, as owner of interests in multiple fields in the Area, of a rational field development plan for the Area. In addition, the Company has also rejected ExxonMobil’s claim on the basis that we believe the statute of limitations for this claim had expired.

In analysing the accounting under IFRS, we have considered whether the conditions for recognizing a provision as set out in IAS 37 have been met as follows:

14 A provision shall be recognised when:

(a) an entity has a present obligation (legal or constructive) as a result of a past event;

(b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(c) a reliable estimate can be made of the amount of the obligation...

StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

15  In rare cases it is not clear whether there is a present obligation. In these cases, a past event is deemed to give rise to a present obligation if, taking account of all available evidence, it is more likely than not that a present obligation exists at the balance sheet date.

16  In almost all cases it will be clear whether a past event has given rise to a present obligation. In rare cases, for example in a law suit, it may be disputed either whether certain events have occurred or whether those events result in a present obligation. In such a case, an entity determines whether a present obligation exists at the balance sheet date by taking account of all available evidence, including, for example, the opinion of experts… On the basis of such evidence:

(a) where it is more likely than not that a present obligation exists at the balance sheet date, the entity recognises a provision (if the recognition criteria are met); and…

Based on the guidance of IAS 37.15 and 16 and in consultation with our internal and external legal advisors, it is management’s view that any present obligation that existed at the balance sheet date would be immaterial to the Group and the Business Segment based upon the information available at the date of issuing the consolidated financial statements. However, we were unable to conclude that the possibility of a material outflow in settlement was only remote. In consultation with our legal advisors, we have considered possible outcomes and the guidance of IAS 37.36-40. As a result, we determined that disclosure of the nature of the potential obligation and the uncertainty around the possible timing and amount of such an outflow was required based on the guidance of IAS 37.85, .86 and .88.

We believe the description of the claims in the note disclosure, including that we reject the claims (and therefore any material liability), and the range of the amounts for aggregated principal exposure, indicate the considerable uncertainty involved with respect to amounts, timing and financial effect in compliance with IAS 37.

Note 8.1.33 Condensed consolidating financial information related to guaranteed debt securities issued by parent company, page 258

4.

We note you present condensed consolidating financial information in reliance upon Rule 3-10 of Regulation S-X, which provides relief from providing full financial statements for each of the subsidiary guarantors. Please tell us which of the scope exceptions from paragraphs (b), (c), (d), (e) and (f) of Rule 3-10 of Regulation S-X you are relying upon as an exception to the general rule of paragraph (a)(1) of this section. In addition, please confirm to us and expand your disclosure to indicate, if true, that i) each subsidiary issuer/guarantor is 100% owned, and ii) each guarantee of the security is full, unconditional, and joint and several with all other subsidiary guarantees, or otherwise advise.

StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

As of January 1, 2009, StatoilHydro Petroleum AS was the only subsidiary that was a co-obligor of the debt obligations of StatoilHydro ASA issued under the Indenture dated as of April 15, 1992, as amended, and the Indenture dated as of July 8, 1994, as amended. The debt securities were offered in transactions registered under the Securities Act of 1933 (“U.S. registered debt”). There were no other co-obligors or guarantors for the U.S. registered debt of StatoilHydro ASA as of that date. StatoilHydro Petroleum AS was a 100% owned operating subsidiary of StatoilHydro ASA.

Under the terms of the amended Indentures, StatoilHydro Petroleum AS, as co-obligor, “fully, unconditionally and irrevocably assume[s] and agree[s] to perform and discharge, jointly and severally with [StatoilHydro ASA], the due and punctual payment of the principal of and any premium and interest (including additional amounts, if any [. . .]) on all of the Securities on the dates and in the manner provided in the Indenture[s] and in the Securities, and the due performance and observance of every covenant of [the] Indenture[s] on the part of [StatoilHydro ASA] to be performed or observed . . ..” Therefore, StatoilHydro Petroleum AS’s obligations are full and unconditional as well as joint and several in respect of StatoilHydro ASA's U.S. registered debt. In future filings we will include a statement that the obligations are joint and several as well as full and unconditional.

We relied on note 4 of paragraph (e) of Rule 3-10 of Regulation S-X and, because StatoilHydro Petroleum AS is a 100% owned operating subsidiary, not a finance subsidiary, paragraph (c) of Rule 3-10 applied. Note 4 of paragraph (e) describes securities that the parent together with a subsidiary co-issue and for the purpose of applying paragraph (e), we consider co-obligor to be equivalent to co-issuer.

As of January 1, 2009, StatoilHydro ASA was also a co-obligor of the U.S. registered debt securities of StatoilHydro Petroleum AS that were issued under the Indenture dated as of July 8, 1994, as amended. The provisions of this Indenture also state that the co-obligation is full and unconditional as well as joint and several. As of January 1, 2009, there were no other co-obligors or guarantors for the U.S. registered debt of StatoilHydro Petroleum AS.

Accordingly, paragraph (c) of Rule 3-10 of Regulation S-X applied. Note 3 of paragraph (c) described securities that the subsidiary together with the parent co-issue and for the purpose of applying paragraph (c), we consider co- obligor to be equivalent to co-issuer.

As of January 1, 2009, StatoilHydro Petroleum AS was also a co-obligor or guarantor of certain other debt of StatoilHydro ASA sold outside of the U.S. or otherwise exempt from registration under the Securities Act of 1933 (“non registered debt”). In reviewing our disclosures, we believe our text could have been more precise regarding which debt securities were registered under the Securities Act and which were not.

StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

As of April 15, 2009, StatoilHydro Petroleum AS is the guarantor of two new series of US registered debt of StatoilHydro ASA issued under the Indenture dated as of April 15, 2009.

Accordingly, we propose to revise in future filings our condensed consolidating financial information disclosure as required by SEC Rule 3-10 of Regulation S-X as shown in Annex A.

5.

Please support your presentation of one line item totals for the cash flow from both investing and financing activities under your requirement to follow the general guidance in Rule 10-01 of Regulation S-X for the form and content for condensed financial statements. In this regard, Rule 10-01(a)(4) of Regulation S-X provides special instructions for presenting changes when they exceed 10% of the average of funds provided by operations for the most recent three years. Please advise.

As a foreign private issuer preparing financial statements in accordance with IFRS as issued by the IASB (“IFRS”), we believe it was sufficient to follow the applicable IFRS guidance for interim financial information for the form and content of our condensed consolidating financial information rather than Rule 10-01. This was based on our reliance upon Instructions to Item 8.A.5, point 4 of Form 20-F which states the following:

“A registrant that files interim period financial statements pursuant to Item 8.A.5 is not required to comply with Article 10 of Regulation S-X if that registrant prepares its annual financial statements in accordance with IFRS as issued by the IASB, prepares its interim period financial statements in compliance with IAS 34 “Interim Financial Reporting”, and explicitly states its compliance with IAS 34 in the notes to the interim financial statements.”

We meet the conditions specified above and accordingly, we relied on IAS 34, Interim Financial Reporting, when preparing the condensed consolidating financial information. IAS 34.10 provides the following guidance for the content and form of IFRS interim financial statements:

“If an entity publishes a set of condensed financial statements in its interim financial report, those condensed statements shall include, at a minimum, each of the headings and subtotals that were included in its most recent annual financial statements and the selected explanatory notes as required by this Standard. Additional line items or notes shall be included if their omission would make the condensed interim financial statements misleading.”

The headings and sub-totals presented in our statement of cash flows in our most recent annual financial statements were for operating, investing, and financing activities.

StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

Therefore, we considered that the minimum requirements in accordance with IAS 34 were met in our condensed consolidating cash flow information with the operating, investing, and financing activities sub-totals.

Note 8.1.34 Supplementary oil and gas information (Unaudited), page 267

Results of Operation for Oil and Gas Producing Activities, page 272

6.

We note your disclosure which states “Corrections increasing the results of operations for 2007 and 2006 by NOK 9.0 and 10.3 billion, respectively, were made to previously reported figures.” Please explain to us in greater detail the nature of the corrections and expand your disclosure to address the items in paragraph 49 of IAS 8 or otherwise explain to us why you believe your disclosure is appropriate under the applicable guidance.

During the course of preparing the 2008 “Results of Operations for Oil and Gas Producing Activities” disclosures in accordance with FAS 69, errors in the 2007 and 2006 presentation were discovered by management. The most significant error related to the tax expense as a result of error in the formula calculating the tax charge “as if” the oil and gas producing activities were a stand alone legal entity.

We assessed the errors against the guidance in SEC Staff Accounting Bulletin no. 99 – Materiality (SAB 99) and SEC Staff Accounting Bulletin no 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108).

Materiality is defined in the Statement of Financial Accounting Concepts No 2 as: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”.

We evaluated both the qualitative and quantitative factors in making our assessment of the materiality of the errors. A factor in our analysis was the nature of the disclosures. The results of operations for oil & gas producing activities is a disclosure that assumes our business did not include the results for our commodity based derivatives, transportation systems, certain midstream activities, certain cost allocations, etc. and would not necessarily be indicative of what our actual results would be if the company or its exploration and production segments did not include these closely related activities. Further, the errors related only to the split of certain line items of eliminations between activities included in oil & gas producing and other activities or the calculation of a component of our taxes and had no impact on our consolidated financial statements or our segmental disclosures. The misstatements in 2007 and 2006 did not change a loss into income for our disclosure or vice versa, significantly impact trends or analyst expectations, impact management’s compensation or key performance indicators, involve unlawful transactions or affect our compliance with regulatory requirements, loan covenants or other contractual requirements. While correcting the errors increased the previously reported results of operations by over 8% for both 2007 and 2006, based upon qualitative factors we concluded that there was not a substantial likelihood that a reasonable person relying upon the financial statements would have been influenced by this correction.

StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

Under IAS 8.49, the disclosure requirements for prior period errors are:

49     In applying paragraph 42, an entity shall disclose the following:
            (a) the nature of the prior period error;

(b) for each prior period presented, to the extent practicable, the amount of the correction:

(i)  for each financial statement line item affected; and
(ii) if IAS 33 applies to the entity, for basic and diluted earnings per share;

(c) the amount of the correction at the beginning of the earliest prior period presented; and
(d) if retrospective restatement is impracticable for a particular prior period, the circumstances that led to the existence of that condition and a description of how and from when the error has been corrected.

Based upon our analysis, we concluded that disclosure of the total impact of the corrections to the prior year results of operations for oil & gas activities was sufficient (and explanations under IAS 8.49 (a) and (b)(i) unnecessary) in light of the nature of the disclosure and our assessment of materiality. Given that the corrections had no impact on the consolidated financial statements, IAS 8.49 (b)(ii), (c) and (d) were not applicable.

*     *     *

If you have any questions relating to this letter, please contact Kathryn A. Campbell at +44 20 7959 8580. She may also be reached by facsimile at +44 20 3350 2080 and by email at campbellk@sullcrom.com.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 20-F, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Very truly yours,

/s/ Eldar Sætre
Eldar Sætre

StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

cc:      John Cannarella
           Jennifer O’Brien
           (Securities and Exchange Commission)

   Kathryn A. Campbell

   (Sullivan & Cromwell LLP)
            (Attachment)

StatoilHydro has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83.

ANNEX A

Condensed consolidating financial information

At 31 December 2008, StatoilHydro's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) were owned by StatoilHydro ASA and by StatoilHydro Petroleum AS. With effect from 1 January 2009, StatoilHydro ASA has transferred the ownership of its NCS net assets to StatoilHydro Petroleum AS, a 100% owned operating subsidiary. Following the transfer, all NCS net assets are owned by StatoilHydro Petroleum AS. Effective from the same date, StatoilHydro Petroleum AS became the co-obligor of certain existing debt securities of StatoilHydro ASA that are registered under the US Securities Act of 1933 (“US registered debt securities”). As co-obligor, StatoilHydro Petroleum AS fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with StatoilHydro ASA, the payment and covenant obligations for these US registered debt securities. In addition, StatoilHydro ASA also became the co-obligor of a US registered debt security of StatoilHydro Petroleum AS. As co-obligor, StatoilHydro ASA fully, unconditionally and irrevocably assumes and agrees to perform, jointly and severally with StatoilHydro Petroleum AS, the payment and covenant obligations of that security.

During 2009, StatoilHydro ASA issued two additional US registered debt securities which are fully and unconditionally guaranteed by StatoilHydro Petroleum AS, with StatoilHydro Petroleum AS being the sole guarantor of such securities. In the future, StatoilHydro ASA may issue future US registered debt securities from time to time for which StatoilHydro Petroleum AS will be the co-obligor or guarantor of such debt securities.

The following financial information on a condensed consolidating basis provides investors with financial information about StatoilHydro ASA, as issuer and co-obligor, StatoilHydro Petroleum AS, as co-obligor and guarantor, and all other subsidiaries as required by SEC Rule 3-10 of Regulation S-X. The transfer of ownership of the NCS net assets from StatoilHydro ASA to StatoilHydro Petroleum AS was a common control transaction. StatoilHydro ASA accounts for common control transactions by recognising the carrying amounts of assets and liabilities transferred and restating the financial statements for all periods presented to reflect the transaction as if it at occurred at the beginning of the periods presented. The condensed consolidating information presented below reflects the transfer of NCS assets to the StatoilHydro Petroleum AS for all periods presented. The condensed consolidating information is prepared in accordance with the group's IFRS accounting policies as described in note 2, Significant accounting policies, except that investments in subsidiaries are accounted for using the equity method as required by Rule 3-10.

The following is condensed consolidated financial information as of 31 December, 2009 and 2008 and for the years ended 31 December 2009, 2008 and 2007.

[Condensed consolidating tables to be inserted here.]